UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

The Company previously filed its audited consolidated financial statements for the years ended December 31, 2007, 2008 and 2009 as Forms 6-K on August 4, 2010, December 23, 2010 and March 31, 2011, respectively (the “2007, 2008 and 2009 Audited Financial Statements”).  The Company's auditors, Ziv Haft, a BDO member firm, have subsequently issued opinions on the Company's internal controls over financial reporting, which, together with the 2007, 2008 and 2009 Audited Financial Statements, are included in the Company’s Annual Reports on Form 20-F for the years ended December 31, 2007, 2008 and 2009 filed with the U.S. Securities and Exchange Commission today.  There have not been any other changes to the 2007, 2008 and 2009 Audited Financial Statements; however, the notes to the 2007, 2008 and 2009 Audited Financial Statements have been updated for events subsequent to the respective filings of the Forms 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 22, 2011

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Michael Kalb
	Name:	Michael Kalb
	Title:	Group Vice President, Interim Chief Financial Officer